AB 3/7

[redacted]

15047519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC
201

SEC FILE NUMBER
8-35572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rippe & Kingston Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1077 Celestial Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann — (513) 997-4592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/9/15

OATH OR AFFIRMATION

I, Donald J. Feldmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rippe & Kingston Capital Advisors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE A. TABAR
Notary Public, State of Ohio
My Commission Expires 05-20-2019

Notary Public

Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014
with

Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014
with

Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

TABLE OF CONTENTS

Flynn & Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Rippe & Kingston Capital Advisors, Inc.

We have audited the accompanying financial statements of Rippe & Kingston Capital Advisors, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

February 25, 2015

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 29,926
Fees receivable, net of allowance for doubtful accounts of $ 6,170	-
Prepaid expenses and other assets	5,200
Total current assets	35,126
FIXED ASSETS:	
Furniture & Fixtures	1,018
Computer Equipment	5,098
Office Equipment	5,387
	11,503
Less: Accumulated Depreciation	(2,772)
Net Fixed Assets	8,731
Total assets	$ 43,857
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable - trade	$ 191
Accounts payable - shareholder	5,000
Accounts payable - related party	1,566
Other accrued liabilities	16,250
Total current liabilities	23,007
SHAREHOLDER'S EQUITY:	
Common stock - No par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	128,145
Accumulated deficit	(108,795)
Total shareholder's equity	20,850
Total liabilities and shareholder's equity	$ 43,857

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

REVENUES:	
Investment banking fees	$ 507,095
EXPENSES:	
Direct costs related to investment banking revenue	136,850
Salaries	198,013
Other operating expense	65,762
Employee benefits	55,591
Occupancy and maintenance	34,268
Payroll taxes	15,415
Practice development	15,234
Depreciation	2,772
Insurance	1,689
Publications	558
Total expenses	526,152
Net loss	(19,057)

The accompanying notes are an integral
part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2014

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Deficit	Total Shareholders' Equity
BALANCE, December 31, 2013	300	$ 1,500	$ 103,500	($ 62,738)	$ 42,262
Contributions	-	-	24,645	-	24,645
Distributions to shareholder	-	-	-	(27,000)	(27,000)
Net loss	-	-	-	(19,057)	(19,057)
BALANCE, December 31, 2014	300	$ 1,500	$ 128,145	($ 108,795)	$ 20,850

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($ 19,057)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	2,772
Change in assets - (increase) decrease:	
Fees receivable	499
Refundable income taxes from affiliate	30,355
Prepaid expenses and other assets	(1,370)
Change in liabilities - increase (decrease):	
Accounts payable	(378)
Accounts payable - shareholder	(10,000)
Accounts payable - related party	1,566
Accrued liabilities	1,762
Net cash provided by operating activities	6,149
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(11,503)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(27,000)
Capital contributions	24,645
Net cash provided by financing activities	(2,355)
Net decrease in cash	(7,709)
CASH AND CASH EQUIVALENTS:	
Beginning of year	37,635
End of year	$ 29,926

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rippe & Kingston Capital Advisors, Inc. (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934.

Investment banking fees relate primarily to merger and acquisition activities and to a much lesser extent, private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow are described below to enhance the usefulness of the financial statements to the reader.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2014, the allowance for doubtful accounts was $6,170.

Revenue Recognition

Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Leasehold improvements	5 years
Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $ 500.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $6,919, which was $1,919 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.325 to 1 at December 31, 2014.

Income Taxes

The Company is not a tax-paying entity for federal income tax purposes. Income or loss from the Company is reflected in the individual tax returns of the shareholders, due to the election of S-Corporation status under the Internal Revenue Code. The Company utilizes the cash basis of accounting for income for filing purposes. The Company's tax year end is December 31.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not to sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company's tax returns for 2011 through 2013 are subject to examination by the Internal Revenue Service (IRS); however, the Company has not been informed that the IRS intends to conduct such examinations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used when accounting for the allowance for bad debts.

Subsequent Events

Subsequent events have been evaluated through February 25, 2015, the date the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at times may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

NOTE 3 - RELATED PARTY

The Company is affiliated with Rippe & Kingston Systems, Inc., which provided management and business services to the Company, including financial and executive personnel. Rippe & Kingston Systems, Inc. along with the personnel fees, charges occupancy expense to the Company. Included in the accompanying statement of operations of the Company, are personnel fees and occupancy expenses totaling $28,821 for the year ended December 31, 2014.

NOTE 4 - LEASE AGREEMENT

On December 31, 2013, the Company entered into a lease agreement with a related party for office space located in Cincinnati, Ohio. The lease has a primary term of 12 months with an option to extend the terms of the lease. Total future minimum lease payments due for the next five years are as follows:

Year Ending December 31,	
2015	$22,800

A portion of the office space rent expense was allocated to another affiliated company. Net rent expense for the above lease was $17,793 for the year ended December 31, 2014.

NOTE 5 - 401(k) RETIREMENT SAVINGS PLAN

The Company has a 401(k) retirement savings plan (the Plan) covering substantially all employees. Employees may contribute a portion of their compensation, not to exceed the maximum allowed by the Internal Revenue Service, as a before-tax deduction. The Company matches 3 percent of each participant's annual compensation. The charge to the accompanying statement of income under the Plan for the year ended December 31, 2014 amounted to $4,529.

SUPPLEMENTARY INFORMATION

SCHEDULE I

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2014

	Unaudited Amounts Per December 31 FOCUS Report
NET CAPITAL:	
Shareholder's equity	$20,850
Nonallowable assets	(13,931)
Net capital	6,919
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 1,919
Aggregate indebtedness	$23,007
Ratio of aggregate indebtedness to net capital	3.325 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in the Rippe & Kingston Capital Advisors, Inc.'s unaudited FOCUS Report as of December 31, 2014. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2014

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3-" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of that Rule.

Flynn & Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
Rippe & Kingston Capital Advisors
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Rippe & Kingston Capital Advisors ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(1)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(1)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 25, 2015

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

RIPPE & KINGSTON CAPITAL ADVISORS

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2014

Under Rule 15c3-3(k)(1), Rippe & Kingston Capital Advisors is exempt from the provisions of a required reserve account against customer accounts. Rippe & Kingston Capital Advisors does not have any customer accounts therefore; we carry no margin accounts, do not hold funds or securities, or owe money or securities to customers. Rippe & Kingston Capital Advisors has met this exemption for the entire fiscal year ending December 31, 2014 without exception.